Exhibit 99.1

Energy Fuels to Continue Uranium Production at Pinenut Mine Into 2015 Due to Favorable Mining Conditions and Low Costs

April 23, 2014

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU) (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has revised its previous guidance and currently expects to continue mining at its 100% owned Pinenut Mine through 2014 and into the 1st quarter of 2015. Previously, the Company had provided guidance that it expected production at the Pinenut Mine to be placed on standby by mid-2014, with all ore produced from the mine through mid-2014 being milled at the Company’s White Mesa Mill in 2014. However, as a result of favorable mining conditions and lower than expected costs, the Company now expects to continue mining at Pinenut through 2014 and into the 1st quarter of 2015, at which point the economic uranium resource is expected to be depleted, subject to the potential discovery of additional resources through planned underground exploration. All production from mid-2014 through the depletion of the economic resource will be stockpiled on the surface at the mine, pending improvements in market conditions at which time it would be transported to the White Mesa Mill for processing into U3O8. Under current economic conditions, the Company has no plans to mill such additional ore in 2014. Accordingly, the Company’s guidance of finished U3O8 production for 2014 totaling 500,000 pounds remains unchanged.

The Company’s decision to continue mining the Pinenut mine to depletion was based on favorable mining results at the mine and the ability, through continued mining, to avoid mine standby costs and the costs associated with restarting production at a future date. At the current time, Energy Fuels expects to mine approximately 250,000 lbs. of additional U3O8 from the Pinenut Mine from mid-2014 to 2015 which will be stockpiled at the mine.

Northern Arizona’s “breccia pipes” contain the highest-grade uranium deposits in the U.S., and among the highest grade uranium deposits in the World, outside of Canada. As a result, these projects are among the lowest cost sources of uranium production in Energy Fuels’ portfolio. The Canyon Mine and EZ Complex are additional high-grade “breccia pipe” deposits held by the Company in northern Arizona.

Stephen P. Antony, President and CEO of Energy Fuels commented, “Like many breccia pipe mines, the Pinenut Mine has exceeded our expectations. Therefore, we made the decision to continue mining at Pinenut through this year and into 2015. Our low cost investment in this extra production will provide Energy Fuels with additional optionality and potential liquidity as the expected uranium market recovery occurs. We also believe these results highlight the fact that Energy Fuels has lower cost sources of production in our portfolio, both from our Arizona mines and our alternate feed material business, and the flexibility to respond to changing market conditions.”

In addition, as previously announced, the Company expects to resume conventional ore processing at the White Mesa Mill in mid-May 2014 for two to three months. This production, along with current inventories and spot market purchases, is expected to allow the Company to meet its current delivery obligations through 2015 and beyond. The Company has three premium-priced contracts with three utilities. The contracts call for 800,000 pounds of U3O8 deliveries during 2014 at an average price of $58.42 per pound of which 300,000 pounds will be purchased in the spot market for delivery to one customer. This pricing represents a significant premium to the current spot price of $33 per pound. The pricing under all three of these contracts is currently at their floors. Therefore, if the spot or term uranium price continues to fall, the Company’s realized prices under these contracts will not fall. However, if spot or term prices rise to certain levels, the Company will be in a position to realize benefits from an improving market.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by NI 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, which supplied approximately 25% of the uranium produced in the United States in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8 per year. Energy Fuels has projects located in a number of states in the Western U.S., including a producing mine, mines on standby and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements and expectations with respect to continued production at the Pinenut mine, including pounds of U3O8, grade and costs, the potential discovery of additional resources at the Pinenut Mine, the Company’s expectation to transport stockpiled ore at the Pinenut mine to the White Mesa Mill for processing as market conditions warrant, the expected cost avoidance through continued production at the Pinenut Mine, the Company’s expectation to resume conventional ore processing at the White Mesa Mill and expected production levels in 2014, expectations of a recovery in the uranium market, and the Company’s ability to be in a position to realize the benefits of an improving market. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expects” “does not expect”, “is expected”, “subject to”, “prospective” or “believe”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com